UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Radiant Systems, Inc.

(Name of Subject Company)

Radiant Systems, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R.W. Smith, Jr., Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Ranger Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of NCR Corporation (“Parent”), for all of the outstanding shares of common stock of Radiant Systems, Inc. (the “Company” or “Radiant”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 11, 2011, by and among Parent, Merger Sub and the Company.

Important Information about the Tender Offer

The tender offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parent will cause Merger Sub to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 11, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release issued by Radiant Systems, Inc. and NCR Corporation on July 11, 2011

99.2	Investor Presentation, dated July 11, 2011

99.3	Communication to employees of Radiant Systems, Inc., dated July 11, 2011

99.4	[omitted]

99.5	Communication to resellers of Radiant Systems, Inc., dated July 11, 2011

99.6	Email to customers of Radiant Systems, Inc., dated July 11, 2011

99.7	Communication to customers of Radiant Systems, Inc., dated July 11, 2011

99.8	Letter to employees of Radiant Systems, Inc. from John H. Heyman, dated July 11, 2011

99.9	Presentation to employees of Radiant Systems, Inc., dated July 11, 2011

99.10	Introduction to Customer and Partner Email, dated July 11, 2011